The securities discussed by this product summary supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Thus all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Key Risks Associated with Buffer Securities” beginning on page 3 and the accompanying Product Supplement.

The securities will not be listed on any securities exchange.

The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this product summary supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The product supplement, prospectus supplement and prospectus referenced below contain certain general terms of Buffer Securities. The specific terms of any offering of Buffer Securities will be set forth in a pricing supplement for that offering, which may add, update or modify any information in this document or the product supplement, prospectus supplement or prospectus. If any information in the applicable pricing supplement is inconsistent with the other offering documents, including this document, you should rely on the information in that pricing supplement. You should read the applicable pricing supplement together with the product supplement, prospectus supplement and prospectus before making a decision to invest in any Buffer Securities. You may access the product supplement, prospectus supplement and prospectus on the SEC website by clicking on the applicable hyperlink below:

Product Supplement No. EA-02-09 dated May 11, 2021

Prospectus Supplement and Prospectus each dated May 11, 2021

Buffer Securities A Guide for Investors Citigroup Global Markets Holdings Inc. Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333 - 224495 and 333 - 224495 - 03 The securities discussed by this product summary supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Thus all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Key Risks Associated with Buffer Securities” beginning on page 3 and the accompanying Product Supplement. The securities will not be listed on any securities exchange. The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this product summary supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. The product supplement, prospectus supplement and prospectus referenced below contain certain general terms of Buffer Securities. The specific terms of any offering of Buffer Securities will be set forth in a pricing supplement for that offering, which may add, update or modify any information in this document or the product supplement, prospectus supplement or prospectus. If any information in the applicable pricing supplement is inconsistent with the other offering documents, including this document, you should rely on the information in that pricing supplement. You should read the applicable pricing supplement together with the product supplement, prospectus supplement and prospectus before making a decision to invest in any Buffer Securities. You may access the product supplement, prospectus supplement and prospectus on the SEC website by clicking on the applicable hyperlink below: Product Supplement No. EA - 02 - 08 dated February 15, 2019 Prospectus Supplement and Prospectus each dated May 14, 2018

Citigroup Global Markets Holdings Inc. 2 What are Buffer Securities? Buffer Securities are unsecured debt securities of the issuer, but unlike conventional debt, the securities do not pay interest and do not return a fixed amount of principal at maturity. Instead, Buffer Securities offer a payment at maturity that may be greater than, equal to, or less than the principal amount, depending on the performance of an “underlying” asset, such as an equity index, ETF or stock. On the downside, Buffer Securities offer a reduction in downside exposure by providing a loss that is less than the decline in the under - lying. Additionally, if the decline of the underlying is less than the buffer amount, Buffer Securities will repay principal for no loss on the investment. In this way, an investor has a “buffer”, or cushion, from initial losses. Buffer Securities have a typical maturity of between 18 months and 5 years. Who might be interested in Buffer Securities? • Current or prospective holders of the underlying • Investors with a moderately bullish view of the underlying looking to potentially outperform a benchmark • Investors looking for limited protection from a decline in the underlying • Investors looking to improve their risk adjusted returns by diversifying their portfolio allocations What benefits specific to Buffer Securities should you be aware of? Buffer Securities typically have a lower market risk than the under - lying and thus can help you reduce the market risk of your portfolio by substituting the note for the underlying. Although the return on Buffer Securities is often capped, the increased participation helps you realize that maximum return even when there is a smaller return in the underlying . Buffer Securities lessen the amount of potential loss with respect to the underlying, subject to the credit risk of the issuer and guarantor . Depending on the terms of a specific offering, although subject to uncertainty , gain or loss on a Buffer Security for U.S. federal income tax purposes generally should be long - term capital gain or loss if the Buffer Security has been held for more than one year. Investors should review O verv i ew Return of Investment Return of Underlying the offering documents regarding the treatment of any specific Buffer Security. Buffer Securities can offer you exposure to a variety of underlyings such as domestic and foreign indices, exchange - traded funds, commodities and equities. What risks specific to Buffer Securities should you be aware of? Buffer Securities are not capital protected and thus you could receive significantly less than the initial amount you invest . Because the return on Buffer Securities is often capped and does not reflect the dividends paid in the underlying, Buffer Securities may underperform a direct investment in the underlying. You will not receive any periodic payments of interest or any other periodic payments, such as dividends paid on the underlying, while holding the Buffer Securities. For additional risks, please see the “Key risks associated with Buffer Securities” on the following page. For a full description of the risks involved with this type of investment, please review the “Key Risks Relating to the Securities” in any Buffer Security pricing supplement. Direct Underlying Investment “One - for - one” risk and return Return of Underlying Buffer Securities Investment Modified risk and return On the upside, Buffer Securities offer some level of participation in the appreciation of an under - lying, usually equal to or higher than a direct investment in that underlying. This upside perfor - mance is often limited by a maximum return. Return of Investment Underlying

Citigroup Global Markets Holdings Inc. 3 You may lose some of your investment Unlike conventional debt securities, Buffer Securities do not repay a fixed amount of principal at maturity. Instead, the payment at maturity will depend on the performance of the underlying. If the underlying depre - ciates by more than the buffer amount, investors will lose 1% of the stated principal amount of the Buffer Securities for every 1% by which that de - preciation exceeds the buffer amount (or, in the case of Buffer Securities with a “geared” buffer, more than 1% for every 1% of depreciation). Buffer securities do not pay interest Unlike conventional debt securities, Buffer securities do not pay interest or any other amounts prior to maturity. The potential return on capped Buffer Securities is limited If the Buffer Securities are subject to a cap, the potential total return on the Buffer Securities at maturity will be limited to the maximum return at maturity. Holders of Buffer Securities will not receive dividends Holders of Buffer Securities will not receive the dividends that would be paid on a direct investment in the underlying . This lost dividend yield may be significant over the term of the Buffer Securities and may cause the Buffer Securities to underperform a direct investment in the underlying even if the underlying return does not exceed the maximum return . The securities are subject to the credit risk of the issuer and guarantor If the issuer or guarantor defaults on their obligations, holders of Buffer Securities may not receive anything owed to them under the securities. Buffer Securities will not be listed on any securities exchange and holders may not be able to sell them prior to maturity. Buffer Securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Buffer Securities. The value of the Buffer Securities prior to maturity will fluctuate based on many unpredictable factors The value of Buffer Securities prior to maturity will fluctuate based on the price and volatility of the underlying and a number of other factors, including dividend yield on the underlying, interest rates generally, the time remaining to maturity and the issuer’s. creditworthiness The value of Buffer Securities at any time prior to maturity may be significantly less than the issue price. Investors may not receive the benefit of the buffer in any sale prior to maturity. The issuer and its affiliates may have conflicts of interest with investors The issuer and its affiliates may have a number of conflicts of interest with investors in the Buffer Securities as a result of their hedging, trading and other business activities. The United States federal tax consequences of an investment in the Buffer Securities are uncertain There is no direct legal authority regarding the proper U.S. federal tax treatment of Buffer Securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of these investments are uncertain. Investors should refer to the applicable offering document(s) for each Buffer Security regarding its U.S. federal tax treatment. However, no assurance can be given that the IRS will agree with the treatment described within the offering document(s) for a particular Buffer Security. Citigroup Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any Buffer Security. Key Risks Associated with Buffer Securities

Citigroup Global Markets Holdings Inc. 4 Buffer Amount Buffer Level Maximum Return Upside Participation Rate An amount, such as 10%, which indicates your level of capital protection in the securities, subject to the credit risk of the issuer or guarantor A percentage of the initial level of the underlying, such as 90%, below which you start losing capital in the securities An amount, such as 30%, which signifies your overall return limit on the securities An amount, such as 200%, which enhances your return on the securities, if any, up to the Maximum Return How Do Buffer Securities Work? Each Buffer Security will specify the following terms: Payment at maturity depends only on where the underlying is on a valuation date shortly before maturity. The amount you receive at maturity for any Buffer Security can be determined by answering the following questions: Is the return of the underlying positive at maturity? Is the return of the underlying multiplied by the Upside Participation Rate greater than the Maximum Return ? Is the final level of the underlying above the Buffer Level ? Your return will be negative and will equal the return of the underlying plus the Buffer Amount You will receive your initial investment back at maturity Your return will equal the return of the underlying multiplied by the Upside Participation Rate Your return will equal the Maximum Return no y es no y es no y es

Citigroup Global Markets Holdings Inc. 5

How Do Buffer Securities Compare to a Direct Investment in the Underlying?

Buffer Securities offer the potential to outperform the underlying if the underlying depreciates or if it appreciates moderately. Buffer Securities will underperform the underlying if the underlying appreciates by more than the Maximum Return, and may underperform the underlying in other scenarios after forgone dividends are taken into account.

The diagram below illustrates what you would receive at maturity for a range of hypothetical underlying returns. The terms of the Buffer Security are hypothetical only and not representative of the performance of any particular security. The specific terms and conditions will vary for each offering of Buffer Securities and should be considered carefully before investing. The shaded areas of outperformance and underperformance below do not take into account forgone dividends on the underlying, which may be significant.


50%
25%
0%
-25%
-50%
Return of the Securities
-50%
-25%
0%
25%
50%
Return of the Underlying
Performance of the Buffer Security
Performance of the Underlying
Potential Outperformance
Potential Underperformance

Source: Citi

The left half of the diagram above illustrates the scenarios where the underlying has finished below its initial level. A direct investment in the underlying would result in a loss. An investment in the Buffer Security may also result in a loss, but that loss is reduced because of the initial protection, and thus the Buffer Security outperforms (subject to forgone dividend yield) in these scenarios.

The right half of the diagram above illustrates the scenarios where the underlying has finished above its initial level. As you can see, if the underlying has appreciated modestly, the Buffer Security may provide outperformance because of its enhanced participation. However, if the underlying appreciates beyond the maximum return of the security, the Buffer Security will not participate and thus underperform.

In summary, a Buffer Security could be an attractive alternative to a direct investment in an underlying if you believe that underlying has moderate growth potential but also some potential for negative returns. A Buffer Security is likely not an attractive investment if you believe the underlying will appreciate significantly ,because the upside is limited in this investment, or if you seek dividends. Additionally, a Buffer Security is not appropriate for an outright bearish view, because although the Buffer Security does have some protection against losses, it is ultimately exposed to the downside in the underlying and you may lose money as a result. The protection against losses provided by Buffer Securities is subject to the credit risk of the issuer.

Citigroup Global Markets Holdings Inc. 6

How Do Buffer Securities Fit in a Portfolio?

Although Buffer Securities can be linked to many different assets, Buffer Securities are often used as equity replacement strategies, because their payout reflects a modification of the traditional equity investment.

Due to the potential for a Buffer Security to add protection and reduce the market risk of a portfolio, one strategy that may be appealing is to replace some of your equity allocation for equivalent product linked to that same equity universe. For example, if you were planning to invest 30% of your portfolio in large cap US equities, perhaps an attractive strategy could be to invest 25% directly in the large cap equities of your choosing and 5% in Buffer Securities tied to the S&P 500® Index.

This way, you maintain your US large cap allocation, but have added the benefits of a Buffer Security. Additionally, rather than investing that 5% portion in a single investment, it may be beneficial to "ladder" the investments so that your returns are not tied to a single point in time, but are rather spread out across different environments. This strategy can be utilized in many different allocation models. Because Buffer Securities are unsecured debt securities of the issuer, you should also consider diversification of issuer credit risk in any allocation to Buffer Securities.

Hypothetical Investor Portfolio


Cash; **2.00%**
Fixed Income; **39.00%**
US Large Cap Equities; **30.00%**
25% US Large Cap Equities
5% S&P 500® Index Linked Buffer Securities
Non-US Large Cap Equities; **15.00%**
13% Non-US Large Cap Equities
2% EUROSTOXX 50® Index Linked Buffer Security
Emerging Market Equities; **8.00%**
US Small/Mid Cap Equities; **4.00%**
3% Small/Mid Cap Equities
1% Russell 2000 ® Index Linked Buffer Security
Non-US Small/Mid Equities; **2.00%**
6% Emerging Market Equities
2% iShares® MSCI Emerging Markets ETF Linked Buffer Security
Global Equities
Fixed Income
Cash

Source: Citi

In the hypothetical portfolio above, the investor has replaced 10% of his equity portfolio with various Buffer Securities, but has maintained his overall strategic allocation mix. This portfolio will likely limit some of the potential gains within the equity portfolio and add issuer credit risk, in exchange for an increase in the overall protection and potential decrease in overall market risk, both of which have the potential to lead to better risk adjusted returns.

This portfolio is not meant to suggest an actual allocation, and indeed, your mix of different asset classes should reflect your personal needs and risk tolerance, which can look very different from this example. The above is meant to help illustrate how Buffer Securities can be included within one's portfolio, while not changing any strategic allocation.

Citigroup Global Markets Holdings Inc. 7 Variations This guide describes the most common version of the Buffer Security, but there are a few variations you may see in the market. The Buffer Securities in this guide are all discussing a single underlying. but they can be linked to one or more underlyings within the same investment. This can either be in basket form, where the return is some average of the returns of the underlyings, or as a worst of option, where the return is linked to the worst performing underlying among a number of underlyings. Generally this worst performing variation is for investors willing to take on some additional risk in order to increase the return potential. On the downside, one common variation (referred to as a “geared” buffer) is the addition of some leverage on the downside, equal to one divided by the protection level, so that the maximum loss on the investment is the full principal amount. This too is for investors willing to take on some added risk in order to increase return potential. One final variation involves an uncapped security, meaning there is no limit on the return of the security. Sales Information Buffer Securities are available through periodic investment offerings as well as through the customized solutions platform for ultra high net worth clients. For current offerings of Buffer Securities, as well as other structured investment offerings, please contact your Investment Professional or Financial Advisor. Other Information Any figures or terms provided in this product brochure are sample product terms, illustrative and are no indication of what final terms or actual returns will be. This product summary supplement does not consider the effect taxes and fees will have on your returns. The terms of each security vary from offering to offering. For terms relating to particular offerings, including direct and indirect risks and other material considerations, you should refer to that product’s offering documents. Citigroup Global Markets Inc. and its affiliates (“Citi”) do not guarantee that a secondary market will develop in any Buffer Security. If a second - dary market does develop it may not be liquid and may not continue for the term of the security. If the secondary market is limited there may be few buyers should you choose to sell the security prior to maturity and this may reduce the price you receive. There is no guarantee that in - vestors wishing to liquidate an investment in such securities prior to the stated maturity will receive a price equal to or in excess of the initial principal amount invested. The value of Buffer Securities may rise as well as fall during the term of the security and the return on any product may be lower than what could be earned on a conventional investment of similar duration and credit risk. For each product, investors assume the full credit risk of the issuer and guarantor of issuer’s obligations. The deterioration of the credit of any of these entities may result in the loss of your principal invested. Products may provide for adjustments to be made to their final terms during their term due to certain events including corporate actions, mergers and acquisitions, divestitures, price source disruption, trading suspension and material change in index formula and/or index content. Citi may at any time hold long or short positions. Accordingly, Citi may actively trade these and related securities for its own account and those of its customers and, at any time, may have long or short positions in and buy and sell, the securities, commodities, futures, options, derivatives or other instruments and investments identical with or related to those mentioned in this product summary supplement. Before making an investment in a specific Buffer Security, you should obtain and carefully read the offering documents relating to that offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such offering documents will contain the only complete description, and final terms, of the terms and conditions of that offering. Before making any commitment to invest, you should take whatever business, legal, tax, accounting or other advice you consider necessary given your particular circumstances. If you invest in a Buffer Security, you are responsible for any tax lawfully due from you on the income or gains arising from such investment. Citi does not provide business, legal, tax or accounting advice and makes no representation in respect of any of them. Buffer Securities are not deposits and are neither obligations of nor guaranteed by Citibank, or any governmental entity or agency. If you have any doubt about the suitability of these investments, you should contact your own advisers for advice. Additional Information

©2021 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world. Learn More Please contact your Investment Professional if you are looking to potentially buy Buffer Securities. Financial Advisors and Distribution partners may contact our sales professionals at: +1 (212) 723 - 3916 (Citi private banking channel) +1 (212) 723 - 7288 (Citi consumer banking channels) +1 (212) 723 - 3136 (external channels) At Citi, our talented professionals are dedicated to delivering innovative value added investments and services to our clients across the globe.